Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,
	2014	2013
Net Income	$130,923,000	$133,901,000

Basic weighted average shares outstanding	131,491,182	138,293,052
Diluted weighted average shares outstanding	133,314,822	139,945,904
Basic net income per share	$1.00	$0.97

Diluted net income per share	$0.98	$0.96

	Six Months Ended June 30,
	2014	2013
Net Income	$263,779,000	$253,533,000

Basic weighted average shares outstanding	132,322,704	139,326,368
Diluted weighted average shares outstanding	134,179,200	141,065,667
Basic net income per share	$1.99	$1.82

Diluted net income per share	$1.97	$1.80